Exhibit 99.1

From: Bob Galvin, CEO Iconix

Sent: Friday, June 11, 2021

To: All Iconix Employees

Subject: Update on Iconix Strategic Alternatives Review

Dear Iconix Team,

I am excited to report to you that this morning we announced a financial transaction that upon completion will take Iconix private. We have teamed up with Lancer Capital and Silver Point Capital to accomplish this deal.  As you may recall, we announced a review of our Strategic Alternatives in July of 2020 during an incredibly challenging time.  This is the culmination of that process, and the Iconix Board of Directors believe that we have achieved an outstanding outcome for shareholders, while enabling the Company to establish an improved financial foundation to grow and prosper into the future.  A number of executives, as well as our outside advisors, were instrumental in reviewing all options and alternatives and bringing this deal to the finish line. The entire Board of Directors recognizes their hard work and dedication.

Moreover, your outstanding operating performance throughout the pandemic helped Iconix achieve this outcome.  It was truly a team effort.  I look forward to discussing this with you further on Monday, June 14 at 9 am EDT at a town hall meeting.  In the meantime, enjoy a beautiful summer Friday and wonderful weekend.

Thank you

Bob